Exhibit 21

SUBSIDIARIES OF REGISTRANT

The Company has nine wholly-owned subsidiaries at July 25, 2020. Village Super Market of PA, LLC is organized under the laws of Pennsylvania. Village Super Market of NJ, LP, Hanover and Horsehill Development, LLC, Greater Morristown Restaurant, LLC, VSM New Markets, LLC, Delilah Properties LLC and Fire Brands Innovation LLC are organized under the laws of New Jersey. Village Super Market of Maryland, LLC is organized under the laws of Maryland. Village Super Market of NY, LLC, VSM Gourmet, LLC, VSM NY Holdings LLC and VSM NY Distribution Center LLC are organized under the laws of New York.

The financial statements of all subsidiaries are included in the Company’s consolidated financial statements.